NEWLINK GENETICS CORPORATION

2503 South Loop Drive, Suite 5100

Ames, Iowa 50010

(515) 296-5555

November  7, 2011

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:       Jeffrey Riedler

Staci Shannon

Lisa Vanjoske

Jennifer Riegel

Daniel Greenspan

Re:          NewLink Genetics Corporation

Registration Statement on Form S-1 (File No. 333-171300)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, NewLink Genetics Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced filing to become effective on November 9, 2011 at 3:00 p.m. Eastern Time or as soon thereafter as is practicable.  This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Cooley LLP, confirming this request.

In connection with this request,  the Company hereby acknowledges that:

•                  should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Until such time as it becomes effective, the above-referenced Registration Statement will continue to be subject to the delaying amendment set forth therein.

Sincerely,

NEWLINK GENETICS CORPORATION

By:	/s/ Charles J. Link, Jr.
Charles J. Link, Jr.
Chief Executive Officer